[redacted]

SEC Mail Processing Section

FEB 25 2010

Washington, DC
110

SE 10027559 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plexus Energy Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2400
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay B. Reano 303-225-5297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jay B. Reano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plexus Energy Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

TARA N. LEE NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 07/18/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

<u>PLEXUS ENERGY CAPITAL, LLC</u>
(SEC File No. 8-67155)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2009 and 2008
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Plexus Energy Capital, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plexus Energy Capital, LLC at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 13, 2010

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,	
	2009	2008
CURRENT ASSET:		
Cash and cash equivalents	$ 88,213	$ 126,842
OTHER ASSETS:	42	1,147
TOTAL ASSETS	$ 88,255	$ 127,989

LIABILITY AND MEMBERS' EQUITY

	2009	2008
CURRENT LIABILITY:		
Due to related party	$ 1,000	$ 9,788
MEMBERS' EQUITY	87,255	118,201
TOTAL LIABILITY AND MEMBERS' EQUITY	$ 88,255	$ 127,989

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2008
REVENUES:		
Engagement fees	$ 674,195	$ 519,596
Interest and dividends	415	4,269
	674,610	523,865
OPERATING EXPENSES:		
Salaries and benefits	327,375	219,857
Overhead charges paid to related entity (Note C)	50,400	1,200
Commissions and other compensation	10,000	40,000
Contract services	6,000	6,000
Professional fees	3,050	2,967
Other operating expenses	2,390	7,528
	399,215	277,552
OTHER INCOME (EXPENSE):		
Loss on investment	(1,105)	-
NET INCOME	$ 274,290	$ 246,313

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2008	$	67,422
Members' contributions		15,000
Members' distributions		(210,534)
Net income		246,313
Members' equity at December 31, 2008		118,201
Members' contributions		34,764
Members' distributions		(340,000)
Net income		274,290
Members' equity at December 31, 2009	$	87,255

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 274,290	$ 246,313
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:		
Loss on investment	1,105	-
Increase (decrease) in cash resulting from change in:		
Due from related parties	(8,788)	3,468
NET CASH PROVIDED BY OPERATING ACTIVITIES	266,607	249,781
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	34,764	15,000
Members' distributions	(340,000)	(210,534)
NET CASH USED FOR FINANCING ACTIVITIES	(305,236)	(195,534)
NET INCREASE (DECREASE) IN CASH	(38,629)	54,247
CASH AND CASH EQUIVELANTS AT BEGINNING OF YEAR	126,842	72,595
CASH AND CASH EQUIVELANTS AT END OF YEAR	$ 88,213	$ 126,842

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 and 2008

A. Summary of Significant Accounting Policies

Organization

Plexus Energy Capital, LLC (the Company) is a Colorado limited liability company formed September 23, 2005 to engage in investment banking and financial consulting. The Company currently operates as a consultant in debt and equity financing transactions for a fee. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

A. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncement Adoption

The Financial Accounting Standards Board (FASB) issued ASB 741.10 *Accounting for Uncertainty in Income Taxes* in June 2006 effective for pass through entities for fiscal years beginning after December 15, 2008. The Company's adoption of ASB 741.10 effective January 1, 2009 had no material effect on the Company's financial position, results of operations or cash flows for the year ended December 31, 2009.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2009, the Company derived 100% of total fee revenue from two clients. In 2008, the Company derived 100% of total fee revenue from one client.

C. Transactions with Related Entities

The Company has an expense paying and sublease agreement with a related entity. This related entity provides administrative services including payroll functions and bill paying services. The Company reimburses the related entity through a direct cost reimbursement agreement. The Company paid $50,400 in 2009 and $1,200 in 2008 for the personal property, utilities and office space to the related party. The members' of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2009, the Company's net capital was $87,255 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

PLEXUS ENERGY CAPITAL, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 87,255
NET CAPITAL	$ 87,255
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 1,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.012:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

PLEXUS ENERGY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 13, 2010

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Plexus Energy Capital, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their

regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants